FIRST AMENDMENT
TO THE SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
FOURTH & PRIDE, LLC

THIS First Amendment to the Second Amended and Restated Limited Liability Company Operating Agreement of Fourth & Pride, LLC (this "Amendment") is dated as of the 9th day of December, 2020 and is entered into by Danielle Slayton and Jesse Weinberg (collectively, the "Managers") acting in their capacities as the Managers of the Company pursuant to the terms of Sections 8.5 and 12.6 of the Company Agreement (defined below).

Background:

A. Fourth & Pride LLC, a Delaware limited liability company (the "Company"), the Managers, and the other parties thereto entered into that certain Second Amended and Restated Limited Liability Company Operating Agreement of the Company dated August 20, 2020 (the "Company Agreement") in order to provide for the respective rights and obligations of the Managers and of the Members (as defined in the Company Agreement) with respect to the Company and with respect to one another and to provide for the management of the business and affairs of the Company.

B. Prior to the date hereof, the Managers, on behalf of the Company, (i) approved certain transfers (for the purposes of this Amendment only, the "Subject Transfers") consisting of the assignment and assumption of a portion of the LLC Interests owned by each of the Managers to the transferees thereof (for the purposes of this Amendment only, the "New Members") following the lapse of the Rights of Co-Sale described in Section 8.2 of the Company Agreement, and (ii) approved the agreement of the New Members to be bound by the terms and conditions of the Company Agreement.

C. The Managers desire to amend the Company Agreement in order to reflect the completion of the Subject Transfers and the admission of the New Members to the Company as Members thereof.

NOW THEREFORE, The Parties Agree as follows:

1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company Agreement.

2. The Exhibit A attached to the Company Agreement is hereby deleted in its entirety. The Exhibit A attached to this Amendment is inserted in its place and stead.

3. Except as modified by the terms of this Amendment, the Company Agreement remains unmodified and in full force and effect. References in the Company Agreement to "this Agreement" or words of similar import shall be deemed to refer to the Company Agreement as modified by this Amendment.

4. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties executing such counterparts, and all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or by PDF formatted page sent by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

[Remainder of Page Intentionally Omitted.
[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the undersigned have executed and delivered this First Amendment as of the date first written above.

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Jesse Weinberg, Manager

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Danielle Slayton, Manager

Exhibit A

SCHEDULE OF MEMBERS
FOURTH & PRIDE, LLC

Updated as of December 9, 2020

MEMBER NAME	INITIAL CAPITAL CONTRIBUTION	UNITS	PERCENTAGE INTEREST
Well and Good LLC	$350,000	1,120	11.20%
Michael Ferber	$75,000	232	2.32%
Chad Seewagen	$35,000	117	1.17%
Kevin Cleary	$50,000	157	1.57%
301 F&P LLC	$100,000	220	2.20%
Jessie Weinberg	Services & startup cash	4,023	40.23%
Danielle Slayton	Services & startup cash	4,023	40.23%
John J. McPhee	N/A (Assignee)	36	0.36%
Kurt Schneider	N/A (Assignee)	36	0.36%
Mark Grace Living Trust	N/A (Assignee)	18	0.18%
Steven John Jensen Living Trust	N/A (Assignee)	18	0.18%
Totals:	**$610,000**	**10,000**	**100.00%**

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

FOURTH & PRIDE, LLC

A Delaware Limited Liability Company

Dated: as of August 20, 2020

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This Second Amended Restated Limited Liability Company Operating Agreement (this "Agreement") of Fourth & Pride, LLC, a Delaware limited liability company (the "Company") is made and entered into effective as of the 20th day of August, 2020, by the Company and the Members (as defined below) set forth on Exhibit A hereto.

RECITALS

WHEREAS, the Initial Founding Member (as defined below) arranged for the formation of the Company on or about January 10, 2020 as a Delaware limited liability company pursuant to the Act (as defined below) and now desires to organize the Company for the purpose of carrying on the Business (as defined below) and engaging in any other lawful activity permitted by the Act in implementation of the Business.

1. DEFINITIONS

1.1 Definition of Terms.

The terms used in this Agreement, with their initial letters capitalized, shall, unless the context thereof otherwise requires, have the meanings specified in this Section 1.1. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Any defined term not listed below is defined in the section in which it appears in this Agreement. When used in this Agreement, the following terms shall have the meanings set forth below:

"301 LLC" shall mean 301 F & P, LLC, a Connecticut limited liability company.

"Accredited Investor" shall have the meaning set forth in Section 9.1(a).

"Act" shall mean the Limited Liability Company Act of the State of Delaware, as the same may be amended from time to time.

"Additional Units" shall have the meaning set forth in Section 4.3(e).

"Adjusted Capital Account Deficit" shall have the meaning set forth in Section 7.2(a).

"Agreement" shall mean this Second Amended and Restated Limited Liability Company Operating Agreement as originally executed and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

"Assigned Inventions" shall have the meaning set forth in Section 6.5(c)(2).

"Assumed Tax Rate" shall mean the highest marginal rate of federal, state and city taxes payable by an individual resident in New York City for such fiscal year as determined by the Company's accountants. For purposes of such determination, in a case in which state and local taxes are not deductible for purposes of the alternative minimum tax or otherwise pursuant to the

Code, the deductibility of state and local taxes for regular tax purposes shall not be taken into account.

"Authorizations" shall have the meaning set forth in Section 9.2(c).

"Business" shall mean the development of, and business associated with, the development, production, marketing and sale of alcoholic and non-alcoholic beverages branded and designed to market primarily to the LGBTQ+ community, and merchandise and other materials relating thereto, as well as any other lawful business in which the Company may engage, including, in each case, the taking of actions necessary, appropriate, advisable, incidental to, or for the furtherance and accomplishment of, the Business.

"Capital Account" shall have the meaning set forth in Section 7.2(a).

"Capital Contributions" shall mean the capital contributions to the Company by the Members in accordance with Section 4.1.

"Capital Event" shall have the meaning set forth in Section 7.1(e).

"Certificate of Formation" shall have the meaning set forth in Section 2.1.

"Code" shall mean the United States Internal Revenue Code of 1986, as amended from time to time.

"Company" shall mean Fourth & Pride, LLC, a Delaware Limited Liability Company.

"Company Interest" shall have the meaning set forth in Section 6.5(c)(2).

"Company Notice" means written notice from the Company notifying the selling Member that the Company intends to exercise the right of co-sale as to some or all of the Units or LLC Interests with respect to a Proposed Member Transfer.

"Continuing Parties" shall have the meaning set forth in Section 8.5(a).

"Default" shall have the meaning set forth in Section 4.1(d).

"Defaulting Member" shall have the meaning set forth in Section 4.1(d).

"Distributable Cash" shall have the meaning set forth in Section 7.1.(e).

"Drag-Along Interest" has the meaning set forth in Section 8.5(a).

"Drag-Along Notice" shall have the meaning set forth in Section 8.5(a).

"Forfeiting Member" shall have the meaning set forth in Section 8.7.

"Fully Exercising Investor" shall have the meaning set forth in Section 4.3(c).

"GAAP" shall mean US generally accepted accounting principles.

"Indemnified Party" shall have the meaning set forth in Section 5.4.

"Initial Founding Member" shall mean Danielle Slayton. The "Initial Founding Members" shall mean both Danielle Slayton and Jesse Weinberg.

"Initial Funding Commitment Amount" shall have the meaning set forth in Section 4.1(a), and the amount of which, with respect to each Member is set forth on Exhibit A.

"Intellectual Property Rights" shall have the meaning set forth in Section 6.5(c)(1).

"Manager" shall have the meaning set forth in Section 5.1.

"Member" shall mean any Member owning Units (including, without limitation, the Initial Founding Members).

"Member" or "Members" shall mean individually or collectively, as the case may be, all of the Members as set forth on Exhibit A.

"Member Notice" means written notice from a Member notifying the Company and the selling Member that such Member providing notice to exercise its secondary refusal right as to a portion of the Units or LLC Interests with respect to any Proposed Member Transfer.

"Moral Rights" shall have the meaning set forth in Section 6.5(c)(3).

"Net Loss" shall have the meaning set forth in Section 7.2(d).

"Net Profit" shall have the meaning set forth in Section 7.2(d).

"New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Offer Notice" shall have the meaning set forth in Section 4.3(b).

"Participating Member" shall have the meaning set forth in Section 8.3(a).

"Percentage Interest" shall have the meaning set forth in Section 7.1(a).

"Person" shall mean a natural person, corporation, partnership, joint venture, trust, estate, unincorporated association, limited liability company, or any other juridical entity.

"Products" shall have the meaning set forth in Section 5.3(a).

"Prohibited Transfer" shall have the meaning set forth in Section 8.3(i).

"Proposed Member Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Units or LLC Interests (or any interests therein proposed by any of the Members).

"Proposed Transfer Notice" means written notice from a Member setting forth the terms and conditions of a Proposed Member Transfer.

"Proposed Transferee" means any person to whom a Member proposes to make a Proposed Member Transfer.

"Purchase and Sale Agreement" shall have the meaning set forth in Section 8.3(c).

"Purchase Period" shall have the meaning set forth in Section 8.7.

"SEC" shall have the meaning set forth in Section 9.1(h).

"Securities Act" shall have the meaning set forth in Section 9.1(a).

"Selling Party" shall have the meaning set forth in Section 8.5.

"Succession Event" shall have the meaning set forth in Section 5.2.

"Tax Matters Partner" shall have the meaning set forth in Section 10.4.

"Transferee" shall have the meaning set forth in Section 8.1(a).

"Treasury Regulations" shall mean the regulations promulgated by the United States Treasury Department pursuant to and in respect of the provisions of the Code.

"Units or LLC Interests" shall mean the aggregate ownership of the limited liability company interests, as expressed as a number, owned by a Member.

"Well and Good" shall mean Well and Good LLC, a Connecticut limited liability company.

2. ORGANIZATION

2.1 Formation; Restatement of Operating Agreement.

By their execution of this Agreement, the Members and the Company hereby: (i) ratify, confirm and approve the action of Danielle Slayton in forming or causing the formation of the Company on January 10, 2020 by the execution and filing with the Division of Corporations of the State of Delaware a Certificate of Formation ("Certificate of Formation"); and (ii) approve the replacement of the Company's original operating agreement with this Agreement, which shall control in all aspects the affairs of the Company as applicable to such agreements.

2.2 Name.

The name of the Company shall be "Fourth & Pride, LLC" and all Business of the Company shall be conducted in that name or such other names that comply with applicable law as the Managers may from time to time designate.

2.3 Registered Office; Registered Agent.

The registered office of the Company required by the Act to be maintained in the State of Delaware shall be is Legalinc Corporate Services, Inc., 651 N. Broad Street Suite 206, Middletown, Delaware 19709, or such other office as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other person or persons as the Manager may designate from time to time in the manner provided by law.

2.4 Principal Office.

The principal office of the Company shall be 1 Route 37 East, Building 2, Unit 2 Sherman, Connecticut 06784, except as otherwise may be determined by the Managers.

2.5 Term.

The Company commenced on January 10, 2020, the date the Certificate of Formation was accepted for filing by the Division of Corporations of the State of Delaware, and shall have perpetual existence unless the Company is dissolved in accordance with the Act.

2.6 Liability to Third Parties.

No Member shall be liable for the debts, obligations or liabilities of the Company, including, without limitation, under a judgment, decree or order of a court.

2.7 Authorized LLC Interests.

(a) The aggregate number of LLC Interests of the Company authorized to be issued pursuant to this Agreement is 10,000, expressed as “Units”.

(b) The Members’ ownership of LLC Interests in the Company is set forth on Exhibit A.

3. PURPOSE AND POWERS OF THE COMPANY

3.1 Purpose of the Company.

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in the Business.

3.2 Powers of the Company.

The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purpose of the Company set forth in Section 3.1.

4. CAPITAL CONTRIBUTIONS AND NEW SECURITIES

4.1 Capital Contributions.

(a) Initial Funding Commitment. Each Member is funding immediately upon execution of this Agreement, such amount of money as set forth on Exhibit A (the "Initial Funding Commitment Amount").

(b) Additional Contributions. There shall be no requirement for any Member to contribute any additional capital other than the Initial Funding Commitment Amount as set forth on Exhibit A.

(c) Use of Proceeds. The Company will use the entire proceeds of the Initial Funding Commitments in the discretion of the Managers, subject to the requirements and terms and conditions of this Agreement.

4.2 No Interest on Capital Contributions.

The Members shall not receive any interest accrual on their capital contributions to the Company.

4.3 Rights to New Securities Issuances.

(a) Future financing for the Company will be undertaken as and when the Managers determine the need to raise capital. Such financing may come from the Members as Capital Contributions, or from third parties, either via equity or debt financing, but under no circumstance shall any Member be required to provide additional funding. The Managers will seek to obtain any future financing on the most favorable terms taking into account the best interests of the Company and the Members, including, without limitation, obtaining financing which occurs at the lowest cost of capital (implying the highest enterprise value of the Company), with the least dilution to each of the existing Members, while taking into account any strategic value that a particular third party investor may bring to the Company.

(b) Subject to the terms and conditions of this Section 4.3 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Member as set forth below.

(c) The Company shall give notice (the "Offer Notice") to each Member, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(d) By notification to the Company within ten (10) days after the Offer Notice is given, each Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Units then held by such Member bears to the total number of Units of the Company then outstanding. At the expiration of such

ten (10) day period, the Company shall promptly notify each Member that elects to purchase or acquire all of the New Securities available to it (each, a "Fully Exercising Investor") of any other Member's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of New Securities specified above, up to that portion of the New Securities for which Members were entitled to subscribe but that were not subscribed for by the Members which is equal to the proportion that the Units issued and held bears to the Units then held, by all Fully Exercising Investors who wish to purchase such unsubscribed New Securities. The closing of any sale pursuant to this Section 4.3(c) shall occur within the later of sixty (60) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.3(d).

(e) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(c), the Company may, during the sixty (60) day period following the expiration of the periods provided in Section 4.1(c), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Members in accordance with this Section 4.3.

(f) Subject to the foregoing, the Company may admit additional Members; provided, however, and notwithstanding the provisions of Sections 4.3(a) through (e), inclusive, that additional Units ("Additional Units") shall be issued (without additional consideration paid the Company) to each of the Members that are not Initial Founding Members as of the date of this Agreement, upon the issuance of New Securities such that their respective Percentage Interests immediately after such transaction(s) and the accompanying issuance of new LLC Interests (and in the event of a convertible instrument of any kind, at the time such instrument(s) converts into Units), is the same Percentage Interest as it was immediately prior to such transaction or (conversion). Notwithstanding the foregoing, no Additional Units will be issued and the provisions of this Section 4.3(f) shall cease at such time that the Company has raised an aggregate of at least $1,000,000 in total equity financings, exclusive of the Capital Contributions set forth on Exhibit A. For the avoidance of doubt, any proceeds to the Company in excess of such aggregate $1,000,000 shall not entitle the qualifying Members to the issuance of Additional Units, which right shall permanently terminate, without altering the qualifying Members' rights to the preemptive rights to purchase New Securities as provided in this Agreement in this Section 4.

5. MANAGEMENT

5.1 Management.

The Business of the Company shall be managed under the exclusive and sole control of the then designated manager(s) (each, a "Manager", and, collectively, the "Managers"). Subject to Section 5.2, the Managers shall be appointed and designated by the Members, and the initial Managers shall be Danielle Slayton and Jesse Weinberg.

The Managers are hereby empowered to make any and all decisions and to take any and all actions for and on behalf of the Company as the Managers, in their sole discretion, as they shall deem necessary or appropriate to carry out the Business, except to the extent of approval rights reserved to Well and Good, a Member of the Company, pursuant to Section 5.6 of this Agreement or otherwise. All actions of the Managers shall be on a consensus basis. Any material decisions shall be voted upon by the Managers (including, without limitation, the items in Section 5.3 below) and, in the event of a deadlock, shall be resolved through good faith discussion among the Managers, who shall each use their reasonable efforts promptly to reach accord in order not to disrupt the carrying on of the Business. In the event of an unresolvable deadlock, such deadlock shall be resolved by a third-party with experience in the industry as mutually agreed by the Managers.

Any third party dealing with the Company may rely upon the authority of a Manager in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

Although no Manager or Member shall be entitled to receive any compensation for services unless otherwise approved by the Managers and, Well and Good to the extent required by Section 5.6 of this Agreement. Subject to the provisions of Sections 5.3 and 5.6, the Company may, in the future, in the Managers' reasonable discretion and, in compliance with any applicable requirements in Section 5.6, pay salaries for services reasonably related to the time, effort and function of any Member participating in the operating of the Business. Considerations for such compensation by the Managers shall include, without limitation, assessing the Company's financial health and liquidity position, and ability to pay any such compensation without unreasonably depleting the Company's resources or requiring the raising of additional capital.

5.2 Manager Succession.

In the event that either of the Initial Founding Members ceases to be a Manager either because of his or her withdrawal from the Company, incapacity or other reason (each, a "Succession Event"), then the remaining Manager shall have the right to seek to elect by majority vote of the Members a new Manager to replace the departing Manager, or otherwise the Manager, without consent of the Members, may determine not to replace the departing Manager and continue to operate with one Manager. In the event a replacement is elected, the new Manager shall succeed to the position of the withdrawn Manager.

5.3 Limitations.

No Manager(s) shall cause the Company to take any of the following actions without the unanimous consent of all Managers (or their designated representatives), and at all times subject to Section 5.6:

(a) All creative or material decisions relating to the Company's products and (the "Products"), and advertising and promotion of the Products, including, without limitation, branding, material functionality, new products or services and all material creative aspects of the Products;

(b) The annual budget for the Company, which the Managers will use their reasonable efforts to approve by December 15 of the preceding year;

(c) Any action not otherwise specified in this Section 5.3 that would not otherwise be contemplated in the approved budget, regardless of the dollar amount of such action, other than ordinary course day-to-day expenses not in excess of $5,000, and in the event that no formal budget has been approved, any expenditure or other use of cash in excess of $5,000;

(d) The hiring or firing of any personnel and all salary, benefits and bonus decisions related thereto, other than personnel already employed or engaged by an existing Member who, from time-to-time, provide services to the Company at the reasonable discretion of the Managers consistent with the budget and the prior knowledge of the other Manager;

(e) The grant of any equity or other interests in the Company to any employee or other third-party;

(f) Entering into any financing transactions for the Company other than the ordinary course, day-to-day use of available credit cards, lines of credit or other such instruments, not in excess of $5,000 in the aggregate per transaction or other use (e.g., payment to a vendor such as a PR firm, payment for point of sale material, payment for office supplies such as printers or computers, and other similar ordinary course transactions);

(g) The disposition of all or a substantial part of the Company's assets not in the ordinary course of business, including, without limitation, the merger of the Company with another entity or the agreement to sell all or substantially all of the LLC Interests representing the economic interests of the Company;

(h) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors;

(i) The dissolution of the Company; and

(j) The formation of any subsidiary, acquisition of an interest in any other company or entity, or other activity in which the business of the Company would be expanded.

5.4 Delegation of Authority and Duties.

(a) The Managers may, from time to time as they deem advisable, appoint and elect (as well as remove or replace with or without cause) such officers and employees of the Company as the Managers deem advisable, in each case on the basis of a unanimous vote of the Managers as set forth in Section 5.3 above. Each Manager may also designate another person reasonably acceptable to the other Manager to act on his or her behalf.

(b) The Managers, by unanimous vote, may remove or replace any officer or employee at any time, with or without cause.

(c) Well and Good, a Member of the Company, has agreed that it will use its commercially reasonable efforts, in good faith, to participate on an ad hoc basis in helping the Company develop strategies for marketing, packaging, distribution, promotion and provide applicable access to his network in the interest of promoting and increasing sales for the Business. There shall be no specific deliverables or time commitment required under this provision recognizing Well and Good is not involved in the Company's Business for his primary livelihood. Well and Good shall not have any liability to the Company for any of its services to the Company, or the failure to provide the same, (except in each case where such services or lack thereof constitute gross negligence or willful misconduct of Well and Good) and the Company shall indemnify, defend, and hold harmless Well and Good for any of its services or failure to render the same herewith pursuant to Section 5.5 as a consultant entitled to be an Indemnified Party.

5.5 Indemnification.

The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the Members, the Managers, each officer, employee, consultant and duly appointed attorney-in-fact of the Manager (individually, an "Indemnified Party") from and against all claims, costs, losses, liabilities, and damages paid or incurred by such Indemnified Party in connection with carrying on the Business except where such claims, costs, losses, liabilities and damages are attributable to the willful misconduct or gross negligence of the Indemnified Party.

5.6 Approvals of Certain Matters by Well and Good.

Notwithstanding anything to the contrary in this Agreement, the Company and the Managers shall require the approval of Well and Good for the following actions:

(a) any commitments to spend more than $10,000 on any individual program, event, advertising campaign or other expense;

(b) the hiring or firing of any personnel earning or scheduled to earn total annual compensation (including salary, benefits and bonus) in excess of $100,000 in the aggregate;

(c) entering into a loan transaction or other incurrence of debt in excess of $50,000 (other than the use of credit cards);

(d) guaranteeing directly or indirectly, any indebtedness except for trade accounts of the Company;

(e) the incurrence of any capital expenditure in excess of $25,000 not in the ordinary course;

(f) make any loan or advance to any Person, including without limitation, any Manager or employee of the Company, except expense advances and similar expenditures in the ordinary course of business;

(g) adopt any option or similar equity incentive plan or similar employee benefit plan or issue or commit the Company to issue any grants, except for (i) adopting incentive or benefit plans that constitute no more than 5% of the fully diluted then-outstanding equity; or (b) issuing equity interests to any current professional or consultant providing services to the Company as of the date of this Agreement;

(h) otherwise enter into or be a party to any agreement or contract with any Manager or Member or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under The Securities Exchange Act of 1934, as amended) of any such person, other than contracts with current professionals and consultants providing services to the Company as of the date of this Agreement, who subsequently become holders of LLC Interests;

(i) change the principal business of the Company or exit the contemplated Business;

(j) sell, assign, license, pledge, or encumber any intellectual property or material assets of the Company, other than licenses granted in the ordinary course of business.

(k) any act that would willfully and knowingly make it impossible to carry on the ordinary Business of the Company;

(l) the dissolution of the Company except in the case of a judicial dissolution or any dissolution automatically triggered under this Agreement;

(m) the disposition of all or a substantial all of the Company's assets or a sale of the business including, without limitation, the merger of the Company with another entity or the agreement to sell all or substantially all of the Units representing the economic interests of the Company; or

(n) the acquisition of all or a substantial part of another entity's assets or stock including, without limitation, the merger of the Company with another entity or the agreement to purchase all or substantially all of the equity interests in another entity.

5.7 Approvals of Certain Matters by 301 LLC.

Notwithstanding anything to the contrary in this Agreement, the Company and the Managers shall require the approval of 301 LLC for the following actions:

(a) incurrence of any capital expenditure in excess of $50,000 not in the ordinary course of business;

(b) make any loan or advance to any Person, including without limitation, any Manager or employee of the Company, except expense advances and similar expenditures in the ordinary course of business;

(c) issue New Security that is (x) senior in liquidation preference to the Units outstanding as of the date hereof, or (y) based upon a valuation of the Company that is less than $4,500,000.00, which is the valuation at which 301 LCC invested in the Company on the date hereof..

(d) adopt any option or similar equity incentive plan or similar employee benefit plan or issue or commit the Company to issue any grants, except for (i) adopting incentive or benefit plans that constitute no more than 5% of the fully diluted then-outstanding equity; or (b) issuing equity interests to any current professional or consultant providing services to the Company as of the date of this Agreement;

(e) enter into any agreements or contracts with any family member of any Member; other than permitted transfers per the agreement

(f) change in the principal business of the Company or exit the contemplated Business;

(g) commission of any act that would willfully and knowingly make it impossible to carry on the ordinary Business of the Company;

(h) dissolution of the Company except in the case of a judicial dissolution or any dissolution automatically triggered under this Agreement;

(i) disposition of all or a substantial all of the Company's assets or a sale of the business including, without limitation, the merger of the Company with another entity or the agreement to sell all or substantially all of the Units representing the economic interests of the Company; or

(j) acquisition of all or a substantial part of another entity's assets or stock including, without limitation, the merger of the Company with another entity or the agreement to purchase all or substantially all of the equity interests in another entity.

6. RESPECTIVE RIGHTS OF HOLDERS OF LLC INTERESTS; ACTION BY WRITTEN CONSENT; CONFIDENTIALITY; NON-COMPETE; INTELLECTUAL PROPERTY

6.1 Respective Voting Rights.

The Members shall have the right to vote by majority vote (based on the total percentage ownership of LLC Interests represented by such Member's Units owned) on any matter related to or affecting the Company's Business or its management not reserved to the Managers in Article 5, including, but not limited to, the right to (i) amend or modify this Agreement except as provided by Section 12.6, and (ii) dissolve the Company, except as may otherwise be provided herein or as may be mandated by the Act. The Members (other than the Managers) shall have no right to vote or otherwise direct the business and/or affairs of the Company except (in the manner provided therein) on such matters as are specifically set forth in Article 5 and Section 12.6.

6.2 Action by Written Consent.

Any vote or other action required or permitted to be taken by the Members (to the extent permitted under Section 6.1) may be taken by a written consent describing the action taken, and signed by the requisite number of Members, as applicable. Any such consent shall be delivered to the Managers for filing with the Company records. Action taken under this Section 6.2 is effective as of the date indicated on the written consent.

6.3 Return of Capital Contributions.

No Member shall be entitled to demand the return of the Member's Capital Account or Initial Funding Commitment Amount, or any other contribution, at any time. No Member shall be entitled at any time to demand or receive property other than cash when any distribution or other event is declared by the Managers. Unless otherwise provided by law, no Member shall be personally liable for the return or repayment of all or any part of any other Member's Capital Account or Initial Funding Commitment Amount, it being expressly agreed that any such return of capital pursuant to this Agreement shall be made solely from the assets of the Company.

6.4 Confidentiality.

(a) Each Member and Manager shall, at all times during the term of this Agreement and thereafter, except as otherwise expressly provided in this Agreement, use its best efforts and take all appropriate steps to safeguard the secrecy and confidentiality of the Company's marketing plans, customer information, source code, specialized information, opportunities, financial information, and other confidential information regarding the Company and its activities (the "Information"), to the extent known by a Manager or Member. Each Manager and Member, on behalf of itself and each of its respective affiliates, agrees as follows:

(1) Only those employees or affiliates or advisors of such Person who need to know the Information in in connection with such Member's investment in the Company shall have access to the Information, and such access shall be limited only to so much of the Information as is necessary for the particular employee to perform its function.

(2) Except as permitted by Section 6.4(a)(1), no such Person shall disclose, or allow any of its employees or affiliates or advisors to disclose, any of the Information to any third party without the approval of the Managers, it being understood that such approval shall not be given unless and until the third party shall have agreed to execute an agreement of confidentiality, in form reasonably satisfactory to the Managers, obligating the third party not to reveal the Information except on the terms provided therein. Such Person shall not make use of any of the Information, except in furtherance of the business of the Company, or except pursuant to a written agreement between the Company and such Person that has been approved by the Manager.

(b) The Members are aware that the Company and each Member may be damaged by any breach or violation of the provisions of this Section 6.4 and that such damages may not be adequately compensated by money damages. Accordingly, the Company shall be entitled to seek equitable relief, including temporary and permanent injunctions, against any actual or threatened breach of this Section 6.4 by any Member, its assignees or Affiliates, without the need to post any bond or other security and without having to demonstrate special or unique damages, in addition to all other rights and remedies.

(c) The Members agree that if the Company is dissolved or terminated, the Members shall continue to be fully bound by the provisions of Section 6.4; provided, however, that if upon such dissolution or termination, any Members receive in kind the Company's right, title or interest in and to any assets and the information associated therewith, such Members (but only such Members) and their successors and assigns shall not be so bound. Further, if the Company is dissolved or terminated, or after a sale of all or substantially all of the assets of the Company, then the rights of enforcement provided under this Section 6.4 may be transferred to and may be enforced by any Person who continues the Business of the Company. In the event that any such Person continues only a portion of the Company's business, or purchases only a portion of the assets of the Company, only such the rights provided in this Section 6.4 as are necessary or appropriate to protect such portion of the business or assets of the Company may be transferred to and exercised by such Person and any transferee thereof.

(d) The restrictions set forth in this Section 6.4 shall not apply to any Information which: (1) is or becomes generally available to the public under circumstances which do not involve a breach of this Agreement, (2) is disclosed to third parties by the Company without restrictions on such third parties, (3) with respect to any Member, is or becomes available to the Member or its affiliates from a source other than the Company without violation of any duty of confidentiality known to such Member or affiliate, or (4) is required to be disclosed under applicable law.

6.5 Non-Compete and Intellectual Property.

(a) Prohibited Activities. Each of the Managers and Members agrees, on behalf of itself and each of its respective affiliates, whether now existing or hereafter created, that such Manager and Member and such affiliates will not, during the term of this Agreement, without the prior written consent of the other Members: (i) intentionally interfere with the goodwill or relationship that the Company has with any of its employees, vendors, distributors, customers or other third-parties in contract with the Company; (ii) take any action anywhere which is intended to have an adverse effect on the Company's relationship with any of the foregoing; or (iii) intentionally take any action which has an adverse effect on any license, contract or permit held by the Company.

(b) Competition. For so long as the Initial Founding Members own any LLC Interests in the Company and have not been subject to a forfeiture under Article 8 or otherwise voluntarily withdrawn as a Member from the Company, and for a period of eighteen months thereafter in each case, each such Initial Founding Member, including, without limitation, affiliates and immediate family of such Initial Founding Members) shall not, and shall cause its affiliates not to, directly or indirectly, for itself or through or on behalf of any other Person (except through the Company), (i) invest, or be an employee, officer, director, stockholder, consultant, member, manager, partner, joint venturer, principal or other equity owner, in any business engaged in any business: (1) involving any other business that reasonably could be expected to compete with, directly or indirectly, the Business, other than existing businesses including, without limitation, the business and operations of the Boiler Room (e.g., the Boiler Room may continue to sell competing products); or (ii) solicit or attempt to solicit the employment of any person or contractor employed or retained by the Company or in any manner induce or attempt to induce any person or contractor employed or retained by the Company to leave such engagement without the express, written, unanimous consent of the Managers.

(c) Intellectual Property Assignment.

(1) Definitions. "Intellectual Property Rights" means any and all patent rights, copyright rights, mask work rights, trademark or service mark rights, trade secret rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world (including any application therefor). "Invention" means any idea, concept, discovery, invention, development, technology, work of authorship, trade secret, software, firmware, tool, process, technique, know-how, data, plan, device, apparatus, specification, design, circuit, layout, mask work, algorithm, program, code, documentation or other material or information, tangible or intangible, whether or not it may be patented, copyrighted or otherwise protected (including all versions, modifications, enhancements and derivative works thereof).

(2) Assignment. To the fullest extent under applicable law, the Company shall own all right, title and interest in and to all Inventions (including all Intellectual Property Rights therein or related thereto) that are made, conceived, reduced to practice, or fixed

in any tangible medium of expression, in whole or in part, by any Manager or Member, which arise out of research or other activity conducted by, for or under the direction of the Company (whether or not conducted at the Company's facilities, during working hours or using Company assets, or conceived prior to formation of the Company in contemplation of formation), or which are useful with or relate directly or indirectly to any "Company Interest" (meaning any Product, service, other Invention or Intellectual Property Right that is sold, leased, used or under consideration or development by the Company), including, without limitation, any such Inventions that were created prior to the execution of this Agreement in contemplation of a Company Interest. Each Manager and Member will promptly disclose and provide all of the foregoing Inventions (the "Assigned Inventions") to the Company. In signing this Agreement, each Manager and Member hereby makes and agrees to make all assignments to the Company necessary to accomplish the foregoing ownership. Assigned Inventions shall not include any Invention (i) that a Member makes, conceives and reduces to practice entirely by him or herself, entirely on his or her own time, (ii) without use of any Company facilities, equipment, resources or proprietary information and (iii) which is not related or applicable to the Company or the Business.

(3) Assurances. Each Manager or Member will further assist the Company, at the Company's expense, to evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights specified to be so owned or assigned. Each Manager or Member hereby irrevocably designates and appoints the Company as its agent and attorney-in-fact to act for and in its behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by such Manager or Member.

(4) Other Inventions. If a Manager or Member wishes to clarify that something created by that Member prior to his or her affiliation with the Company relates to the Company's actual or proposed business is not within the scope of this Agreement, such Member must disclose such Invention in writing prior to the execution of this Agreement. If (i) such Member uses or discloses any Information when acting within the scope of his or her working on behalf of the Company (or otherwise on behalf of the Company), or (ii) any Assigned Invention cannot be fully made, used, reproduced or otherwise exploited without using or violating the confidentiality of any Information, such Member hereby grants and agrees to grant to the Company a perpetual, irrevocable, worldwide, royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such Information and Intellectual Property Rights therein. Each Manager or Member agrees it will not use or disclose any Information for which he or she is not fully authorized to grant the foregoing license.

(5) Moral Rights. To the extent allowed by applicable law, the terms of this Section 6.5 includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as moral rights, artist's rights, droit moral or the like (collectively, "Moral Rights"). To the extent a Manager or Member retains any such Moral Rights under applicable law, each such Member hereby ratifies and consents to any action that may be taken with respect to such Moral Rights by or authorized by the Company and agree not to assert any Moral Rights with respect thereto. Each such Manager or Member will confirm any such ratification, consent or agreement from time to time as requested by the Company.

7. DISTRIBUTIONS

7.1 Distributions.

(a) Distributions Generally. Subject to the provisions of this Section 7.1, the Managers will direct the Company, on a quarterly basis, as applicable, to make Tax Distributions (as defined below) to the Members as set forth in Section 7.1(c). In addition, in the sole discretion of the Managers, to the extent there is Distributable Cash (as defined below) remaining after making the Tax Distributions described in Section 7.1(c), the Managers may make distributions of such Distrubutable Cash, pro-rata in accordance with the percentage ownership of all Units held by Members with each Unit counted equally in determining such pro-rata calculation (the percent of the total represented by each holder of Units being their "Percentage Interest"). In each case, any pro-rata distributions within a class shall be made consistent with the allocations set forth in Section 7.2.

(b) Amounts Held in Reserve. The Managers shall have the right, in their sole discretion but in all events acting reasonably, to withhold amounts otherwise distributable by the Company under this Agreement to the Members, in order to maintain the Company in a sound financial and cash position and to make such provision as the Managers in their sole discretion deem necessary or advisable for any and all debts, liabilities and obligations, contingent or otherwise, or investment objectives, of the Company.

(c) Tax Distributions. To the extent there is cash available, the Company shall, either prior to, together with, or subsequent to, any quarterly distribution pursuant to Section 7.1(a), make distributions to all Members regardless of their tax status, in amounts intended to enable such Members (or any person whose tax liability is determined by reference to the income of any such Member) to discharge their U.S. federal, state and local income tax liabilities arising from the allocations made (or to be made), or distributions made, pursuant to Section 7. The amount distributable to any Member pursuant to this Section 7.1(c) shall be an amount equal to the product of (i) the cumulative taxable income, if any, of the Company allocated to such Member pursuant to Section 7 for the Company's immediately preceding quarter (for which estimated taxes are then-currently due) (as determined under Code Section 703(a) but including separately stated items described in Code Section 702(a) and without taking into account any special status of any Member), times (ii) the Assumed Tax Rate. The Tax Distributions shall be made as a priority ahead of any other distributions contemplated under Section 7.1(a), and at all times shall be subject to the provisions of Section 7.1(b).

(d) Distributions in Kind. The Manager may make distributions of any securities owned by the Company or other assets other than cash, which distributions will be made in accordance with the order set forth in Section 7.1 and in accordance with the valuation set forth in Section 7.6.

(e) Distributable Cash. For purposes of this Agreement, the term "Distributable Cash" means all Net Revenue (as defined below) from the Company's

operations, plus net proceeds from a "Capital Event" (as distinguished from normal business operations or the dissolution of the Company and including, without limitation, the sale or disposition of the Company's capital assets, the merger or consolidation of the Company into or with another entity, the receipt of insurance and other proceeds and proceeds from re-financings of Company property), and from a distribution in liquidation of the Company or a Member's interest, and shall include net proceeds from all sales, re-financings, and other dispositions of Company property that the Managers, in their sole discretion, deem in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and reserves. "Net Revenue" shall include, without limitation, any sources of revenue whether presently known or identified in the future (e.g., distributions resulting from investment in another company), less all customary expensible items as recognized under GAAP; associated with compliance with state and federal regulations, and otherwise generally including all expenses of every kind and nature related to the Business, including, without limitation, professional fees for the organization and maintenance of the Company. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property shall be as determined by the Manager, and such property shall be treated as Distributable Cash. If such non-cash proceeds are subsequently reduced to cash, such cash shall be taken into account by the Manager in determining Distributable Cash.

7.2 Capital Accounts; Adjustments to Capital Accounts; Allocation of Profit and Loss.

(a) Capital Accounts. There shall be established for each Member, in the books and records of the Company, an account (a "Capital Account"), which shall initially be the amount set forth on Exhibit A (a "Capital Contribution"). Each Member's Capital Account shall be (1) increased by that Member's share of Profits, and any item in the nature of income or gain specially allocated to the Member; (2) decreased by the amount of money and fair market value of any property distributed to that Member, that Member's share of Losses, and any item in the nature of expenses or losses specially allocated to the Member, and (3) adjusted as required in accordance with applicable provisions of the Code and Treasury Regulations. Capital Account means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted in accordance with the Code.

"Adjusted Capital Account Deficit" means the deficit balance in a Member's Capital Account as of the end of the relevant calendar year, after giving effect to the following adjustments:

(1) Credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore to the penultimate sentences of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(2) Debit to such Capital Account the items described in Regulations 1.704-1(b)(2)(ii)(d)(4), 1.704-(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

If any LLC Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred LLC Interest. If the book value of Company property is adjusted pursuant to Section 7.2(d), the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

(b) Profits. After giving effect to the special allocations, set forth in Section 7.2(d) hereof, Profits for any calendar year (or portion of the calendar year for which the Company is required to allocate Profits) shall be allocated in the following order and priority:

(1) First to the Members in an amount equal to the excess, if any of (i) the cumulative Losses allocated pursuant to Section 7.2(c)(2) hereof for all previous years over (ii) the cumulative Profits allocated pursuant to this Section 7.2(b)(1) for all previous years;

(2) The balance, if any, among the Members in accordance with their Percentage Interest as shown on Exhibit A, as may be amended from time to time.

(c) Losses. After giving effect to the special allocations, set forth in Section 7.2(d), Losses for any calendar year (or portion of the calendar year for which the Partnership is required to allocate Losses) shall be allocated in the following order and priority:

(1) First among the Members in an amount equal to the excess, if any of (i) the cumulative Profits allocated pursuant to Section 7.2(b)(2) hereof for all previous years over (ii) the cumulative Losses allocated pursuant to this Section 7.2(c)(1) for all previous years:

(2) The balance, if any, among the Members, first in proportion to their positive Capital Account balances and then in accordance with their Percentage Interest, as may be amended from time to time.

As used in this Agreement, "Profits" and "Losses" means, for each calendar year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC §703(a), including all Tax Items required to be stated separately under Code §703(a)(1), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss; and

(2) Any expenditures of the Company described in Code §705(a)(2)(B) or treated as Code §705(a)(2)(B) expenditures under Treasury Reg. §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or shall increase such loss.

(d) Regulatory Allocations.

(1) *Qualified Income Offset.* No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 7.2(d)(i) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

(2) *Minimum Gain Chargeback.* Except as set forth in Regulation Section 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Article III, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 7.2(d)(ii) shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 7.2(d)(ii) shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

(3) *Contributed Property and Book-Ups.* In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

7.3 Loans and Withdrawal of Contribution.

Except as expressly provided herein, no Member shall be permitted to borrow or make an early withdrawal of any portion of its Capital Contributions to the Company.

7.4 No Obligation to Restore.

No Member shall have any obligation to restore a negative balance in its Capital Account.

7.5 Valuation.

Whenever the fair value of property is required to be determined under this Agreement, such fair value shall be determined by the Manager in accordance with GAAP based upon a reasonable methodology permitted under GAAP. So long as consistent with the prior sentence or unless otherwise provided herein, the valuations and determinations arrived at by the Managers shall be final and binding on the Members for purposes of this Agreement.

7.6 Revisions to the Tax Code; Application to this Agreement.

To the extent any changes to the Code (including, without limitation, changes to the Code and Treasury Regulations implemented as a result of the Tax Cuts and Jobs Act of 2017), would require amendment or alteration of any provision of this Agreement, the Managers and Members hereby unanimously agree that such changes shall be deemed approved, provided that such changes are made in a proper amendment, and are made in a manner to be as consistent with the Agreement as presently drafted, other than to the extent more favorable provisions may exist which may replace existing provisions as applicable.

8. TRANSFERS OF LLC INTERESTS; RIGHT OF FIRST REFUSAL; CO-SALE AGREEMENT

8.1 Limitation On Member Transfers.

(a) Except as otherwise set forth in this Article 8, no Member may sell, assign, give, hypothecate, pledge, transfer, or otherwise dispose of all or any portion of its LLC Interests, in whole or in part, voluntarily, involuntarily, by operation of law, or otherwise, to any other person (a "Transferee") and the Company shall not recognize any such sale, assignment, gift, hypothecation, pledge, transfer or other disposition, except upon the conditions specified in this Agreement.

(b) Notwithstanding the foregoing, if a Member is a natural person, then, upon the death of such Member, such Member's LLC Interests may be transferred to such Member's estate.

(c) Notwithstanding the foregoing provisions of Section 8.1(a) and for the avoidance of doubt, (1) if a Member is a general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or other legal entity or organization (collectively, an "Entity"), then the

Member's LLC Interests (or interests in such Member) may be transferred to and among existing holders of interests in the Entity (the "Existing Holders"), provided that the Existing Holders continue to own or control the Member. Additionally, transfers of LLC Interests, or interests in LLC Interests, are exempt from the transfer restrictions and shall also be deemed permitted transfers if such transfers are: (i) to any member of the immediate family of any existing Member or Existing Holders of interests in an Entity; (ii) to any trust or other entity for the benefit of members of the immediate family of any existing Member or Existing Holders in an Entity; (iii) for other reasonable, generally recognized estate planning purposes, provided, however, in each case, such transfer would not violate any applicable securities or other law; would not otherwise result in any default or adverse effect under this or any other agreement; and would not result in any change in the tax status or treatment of the Company or any other Members. Notwithstanding the foregoing, no transfer of LLC Interests is permitted if such transfer would result in any adverse consequence with respect to the Business or any Company Investment, including, without limitation, any invalidation of any existing permit, license or other authorization held by the Company, any subsidiary or affiliate.

8.2 Right of Co-Sale.

(a) Exercise of Right. If any Units or LLC Interests become subject to a Proposed Member Transfer, each respective Member may elect to participate on a pro rata basis in the Proposed Member Transfer as set forth in Section 8.2(b) below and, subject to Section 8.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Member who desires to exercise its right of co-sale (each, a "Participating Member") must give the selling Member written notice to that effect within fifteen (15) days after the deadline for delivery of the secondary notice described above, and upon giving such notice such Participating Member shall be deemed to have effectively exercised the right of co-sale.

(b) Units Includable. Each Participating Member may include in the Proposed Member Transfer all or any part of such Participating Member's Unites equal to the product obtained by multiplying (i) the aggregate number of Units or LLC Interests subject to the Proposed Member Transfer (excluding Units of LLC Interests purchased by the Company or the Participating Members pursuant to the right of first refusal or the secondary refusal right) by (ii) a fraction, the numerator of which is the number of Units or LLC Interests owned by such Participating Member immediately before consummation of the Proposed Member Transfer (including any Units or LLC Interests that such Member has agreed to purchase pursuant to the secondary refusal right) and the denominator of which is the total number of Units or LLC Interests owned, in the aggregate, by all Participating Members immediately prior to the consummation of the Proposed Member Transfer (including any Units of LLC Interests that all Participating Members have collectively agreed to purchase pursuant to the secondary refusal right), plus the number of Units or LLC Interests held by the selling Member. To the extent one or more of the Participating Members exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Units or LLC Interests that the selling Member may sell in the Proposed Member Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Members and the selling Member agree that the terms and conditions of any Proposed Member Transfer in accordance with Section 8.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Members and the selling Member further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 8.2.

(d) Allocation of Consideration. The aggregate consideration payable to the Participating Members and the selling Member shall be allocated based on the number of Units or LLC Interests sold to the Prospective Transferee by each Participating Member and the selling Member as provided in Section 8.2(b).

(e) Purchase by Selling Member; Deliveries. Notwithstanding Section 8.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the right of co-sale from any Participating Member or Members or upon the failure to negotiate a Purchase and Sale Agreement satisfactory to the Participating Members, no Member may sell any Units or LLC Interests to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Member purchases all securities subject to the right of co-sale from such Participating Member or Members on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice. Any such Units or LLC Interests transferred to the selling Member will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Units or LLC Interests pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Member shall concurrently therewith remit or direct payment to each such Participating Member the portion of the aggregate consideration to which each such Participating Member is entitled by reason of its participation in such sale as provided in this Section 8.2(e).

(f) Additional Compliance. If any Proposed Member Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Members proposing the Proposed Member Transfer may not sell any Units or LLC Interests unless they first comply in full with each provision of this Section 8.2. The exercise or election not to exercise any right by any Member hereunder shall not adversely affect its right to participate in any other sales of Units or LLC Interests subject to this Section 8.2

8.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Member Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore,

the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Units or LLC Interests not made in strict compliance with this Agreement).

(b) Violation of Obligation to Sell Units. If any Member becomes obligated to sell any Units or LLC Interests to the Company or any Member under this Agreement and fails to deliver such Units or LLC Interests in accordance with the terms of this Agreement, the Company and/or such Member may, at its option, in addition to all other remedies it may have, send to such Member the purchase price for such Units or LLC Interests as is herein specified and transfer to the name of the Company or such Member (or request that the Company effect such transfer in the name of an Member) on the Company's books any certificates, instruments, or book entry representing the Units or LLC Interests to be sold.

(c) Violation of Co-Sale Right. If any Member purports to sell any Units or LLC Interests in contravention of the right of co-sale hereunder (a "Prohibited Transfer"), each Member who desires to exercise its right of co-sale under Section 8.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Member to purchase from such Member the type and number of Units or LLC Interests that such Member would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 8.2. The sale will be made on the same terms, including, without limitation, as provided in Section 8.2(d), and subject to the same conditions as would have applied had the Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 8.2. Such Member shall also reimburse each Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Member's rights under Section 8.2 .

8.4 Drag-Along Rights.

In the event that Member(s) owning collectively at least 50.1% of the then outstanding LLC Interests (the "Selling Party"), agree to sell their Units (the "Offered Interest") to any third-party then, the following shall occur:

(a) Within 10 (ten) business days from the date of the agreement to sell by the Selling Party to the third party, the Selling Party may serve a notice in writing to the Members and any other LLC Interest holders (the "Continuing Parties") (such notice the "Drag-Along Notice"), and, if such notice is served, the Continuing Parties shall automatically be deemed to agree to undertake to sell their existing Units, and the Selling Party undertakes to purchase or cause the third party to purchase, all, and not less than all, the Continuing Party's outstanding Units (the "Drag-Along Interest"), at the same terms and conditions as those applicable to the Selling Party pursuant to the

terms of the agreement between the Selling Party and the third party purchaser (provided however that the Continuing Party shall not render any representation and warranty to the third party purchaser, with the exception of representations and warranties regarding the ownership of, and the absence of pledges, liens or other encumbrances on, the Drag-Along Interest).

(b) Upon the terms and subject to the conditions set forth herein, the sale and purchase of the Offered Interest and the Drag-Along Interest pursuant to this Section 8.5 shall be completed as part of one and the same transaction;

(c) If the Drag-Along Notice is not served by the Selling Party within the term set forth in sub-clause (a) above, the drag-along right of the Selling Party with respect to the relevant Drag-Along Interest shall be forfeited with respect to the specific transaction contemplated. Such forfeiture shall not apply to future transactions contemplated by any Member, including the Selling Party.

8.5 Method of Transfer.

Any transfer by a Member of its LLC Interests in accordance with Section 8.1 will be reflected on the books and records of the Company, and in such event the Manager will amend Exhibit A of this Agreement to reflect such transfer. Each Transferee shall accept and agree to be bound by the terms and provisions of this Agreement by executing a counterpart thereof and such other documents or instruments as the Manager may require.

8.6 Events of Forfeiture.

(a) If at any time a Triggering Event (as defined below) occurs with respect to any Member (a "Forfeiting Member"), then immediately upon the occurrence of such Triggering Event, such occurrence shall be deemed to be an election by the Forfeiting Member or its legal representative to offer its Units to the Company for purchase at a price equal to the book value of such Units as of the end of the immediately preceding Fiscal Year, for a period of 30 days (the "Purchase Period") after the Company becomes aware of the occurrence of the Triggering Event. Such Member shall also immediately lose any right to vote on any matters subject to a vote in the event such Member would otherwise have been entitled to Vote in accordance with this Agreement or the Act. Each Member shall promptly deliver a written notice to the Company and the other Members if a Triggering Event occurs with respect to it describing the nature and timing of such Trigger Event. The closing of a sale of a Forfeiting Member's Interest to the Company, if any, pursuant to this Section 8.6 shall occur automatically upon the Company's tender to the Forfeiting Member of the consideration payable pursuant to this Section 8.6 prior to the end of the Purchase Period. If requested by the Company, the Forfeiting Member shall deliver to the Company reasonable evidence of the Transfer of its LLC Interests (free and clear of all liens) pursuant to this Section 8.6. A "Triggering Event" shall be any of the following events:

(1) The winding up and dissolution of a corporate Member or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity;

(2) The voluntary withdrawal of a Member (for the avoidance of doubt, a proper transfer of Units pursuant to Section 8.1 and 8.2 shall not be deemed a Triggering Event);

(3) (i) the conviction of any Member of a felony; (ii) the conviction of any Member of any misdemeanor relating to the possession, use or sale of any illegal substance or underage alcohol consumption; or (iii) any act that, would be or, had it occurred prior to the obtaining of any federal, State or local license or other approval required in connection with the Business, would have been, in each case, reasonably likely to, result in the failure of the Company (or the failure of any Company Interest) to issue or maintain any necessary such license or other approval;

(4) the failure of any Member to fund its Initial Capital Contribution in accordance with the schedule set forth on Exhibit A, unless approved by the Managers (for the avoidance of doubt, any Member for which a funding schedule is not specified on Exhibit A, is deemed to have agreed to fund its Initial Capital Contribution immediately upon execution of this Agreement); or

(5) any Transfer in violation of Article 8.

9. REPRESENTATIONS; WARRANTIES; COVENANTS

9.1 Representations and Warranties of the Members that are not Founding Members.

Each Member that is not an Initial Founding Member represents and warrants that he or it:

(a) is fully aware that the Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities laws of any national, provincial, state or local jurisdictions (whether U.S. or non-U.S.), and the offering has been made in reliance upon U.S. federal and state exemptions for transactions not involving a public offering. In furtherance thereof, such Member represents and warrants that he or it is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act (an "Accredited Investor") and hereby make the representations and warranties contained in Attachment B to the executed Subscription Agreement as if made herein. Such Member acknowledges that at no time was such Member presented with, or solicited by, any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation with respect to the offering of the Units by the Company.

(b) has been furnished with and have thoroughly read and understand this Agreement and acknowledges and agrees that this Agreement supersedes any other

materials previously made available to prospective investors in all respects, except as specifically provided for herein.

(c) is sufficiently knowledgeable and experienced (either alone or together with any advisors retained by such Member in connection with evaluating the merits and risks of the prospective investment in the Company) in financial and business matters to be capable of evaluating the merits and risks of investing in the Company and to make an informed decision relating thereto. Each Member has the financial capability for making the investment, can afford a complete loss of the investment, and the investment is a suitable one. Such Member recognizes that the Company is newly organized and it has a limited history of operations or revenues.

(d) understands and recognizes that an investment in the Company involves certain risks, including without limitation, complete financial loss of investment, and understands and accept such risks. Such Member has carefully considered such risks and have, to the extent that such Member believes such discussion is necessary, discussed with legal, tax, accounting, regulatory and financial advisors the suitability and potential risks of the subscription in light of my particular tax and financial situation, and has determined that the Units are a suitable investment. The Member and its advisors have had the opportunity to undertake a thorough investigation of the proposed activities of the Company, and ask questions of, and receive answers, from representatives of the Company or persons acting on its behalf concerning the terms and conditions of, and other matters pertaining to, investment in the Company and its proposed activities, and have also had the opportunity to obtain additional information necessary to verify the accuracy of information furnished about the Company. Accordingly, such Member has independently evaluated the risks of purchasing the Units.

(e) in evaluating the suitability of an investment in the Company, such Member has not relied upon any representation or other information (oral or written), other than as stated in this Agreement. Such Member understands that there are inherent risks in the Company's business strategy, and that the legal framework for the Business varies widely from state-to-state and is undergoing constant evolution and change. Accordingly, there are potential risks that sudden changes in the legal or political climate could lead to sudden changes in the value of any investment, or even a total loss of investment, and legal consequences. Such Member has conducted its own, independent review of these issues with its own advisors and is not relying on any statement of the Company (oral or written) or any representative, with respect to these issues.

(f) is aware of the inability to liquidate the investment readily in case of an emergency or otherwise and the fact that the Units may have to be held for an indefinite period of time. Such Member's overall commitment to investments which are not readily marketable is not excessive in view its net worth and financial circumstances and the purchase of the Units did not cause such commitment to become excessive. In view of such facts, such Member acknowledges that it has adequate means of providing for its current needs, anticipated future needs and possible contingencies and

emergencies and has no need for liquidity in the investment in the Units. It is able to bear the economic risk of this investment.

(g) has acquired the Units for its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling the Units (in whole or in part). Such Member further recognizes that there has been no public market for the Units and no public market for Units is anticipated or likely, and such Member understands that the transferability of the Units is highly restricted.

(h) understands that neither the United States Securities and Exchange Commission (the "SEC") nor the Commissioner or Department of Securities or Attorney General of any state of the United States has passed upon the merits or qualifications of, nor recommended nor approved, the Units. Any representation to the contrary is a criminal offense.

(i) this Agreement has been duly executed and delivered by such and such execution and delivery constitutes a valid and binding obligation and such has taken no action in connection therewith which could subject the Company to any valid claim for any commission, fee or other compensation to a finder or broker. The execution, delivery and performance of this Agreement do not violate any applicable law or regulation, or any order, judgment, injunction, agreement or controlling document to which such Member is a party or by which it, or any of its properties are, bound.

(j) within ten days after receipt of a written request from the Company, such Member agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject, including any information or certification required for the Company or its subsidiaries to comply with any tax return or information filing requirements or to obtain a reduced rate of, or exemption from, any applicable tax, whether pursuant to the laws of such jurisdiction or an applicable tax treaty.

9.2 Representations and Warranties of the Company.

The Company and each Manager hereby represent and warrant and covenant to the Members that are not Initial Founding Members that:

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to own, lease, use and operate its properties and to carry on its business as now being conducted and presently proposed to be conducted.

(b) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to issue the Units and to carry out the provisions of this Agreement. All corporate action on the part of the Company required for the

lawful execution and delivery of this Agreement, issuance and delivery of the Units and the performance by the Company of its obligations hereunder has been taken. Upon execution, delivery and acceptance by the Company, this Agreement will constitute a valid and binding obligation of the Company and upon all the Members executing this Agreement, enforceable in accordance with its respective terms, except as enforcement may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and the effect of rules of law governing equitable remedies. The Units, when issued in compliance with the provisions of this Agreement will be duly authorized and validly issued, fully paid, non-assessable, subject to no lien, claim or encumbrance and issued in compliance with federal securities laws and applicable state securities laws.

(c) The Company has, or is in the process of obtaining, all necessary licenses, permits and approvals ("Authorizations") to carry on the Business, or making such arrangements through third-parties to enable the Company to carry on the Business, and to its knowledge does not know of any reason why such Authorizations will not ultimately be approved. Notwithstanding the foregoing, there can be no assurance any required license will be granted as a result of reasonably unanticipated issues not currently known to the Company or the Initial Founding Members.

(d) The Company has no indebtedness, liens or other obligations outside those set forth in this Agreement, other than ordinary course trade and related payables (e.g., professional service fees, credit card balances, etc.), which are not in excess of $25,000. To the Company's and the Managers' knowledge, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or currently threatened against the Company or any Member relating to the Business.

(e) The Company owns or possesses sufficient legal rights to all Company intellectual property without any known conflict with, or infringement of, the rights of others, including the intellectual property identified on Exhibit B. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the company's intellectual property. The Company is not bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person, other than the Company's current license agreement with Great South Bay Brewing Corp. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company. Each Member and consultant

has assigned to the Company all intellectual property rights he or she owns that are related to the Business as now conducted and as presently proposed to be conducted.

(f) Except as previously disclosed to the Members in writing, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound, nor is the Company a guarantor or indemnitor of any indebtedness of any other Person.

(g) There are no agreements, understandings or proposed transactions between the Company and any of its Members or Managers. The Company is not indebted, directly or indirectly, to any of its Members or Managers or to their respective spouses or children or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business.

(h) The Company certifies that each of the foregoing representations and warranties set forth in this Section 9.2 are true as of the date hereof and shall survive such date. For the avoidance of doubt, survival of such representations of warranties is as they are made as of the date of this Agreement, and not as of any future date.

9.3 Indemnification

(a) Each Member that is not one of the Initial Founding Members agrees to indemnify and hold harmless the Company, the Initial Founding Members, the Managers and their respective agents and representatives, from and against any and all loss, claims, damage or liability directly related to any breach of the representations and warranties in Section 9.1 (including any material misrepresentations or omissions related thereto) by such non-Founding Member(s), including, but without limitation, reasonable costs and attorneys' fees in respect of any matter related hereto.

(b) Each of the Managers and Initial Founding Members, jointly and severally, agrees to indemnify and hold harmless the Company and the other Members, and their respective agents and representatives, from and against any and all loss, claims, damage or liability directly related to any breach of the representations and warranties in Section 9.2 (including any material misrepresentations or omissions related thereto) by such Managers and Initial Founding Members, including, but without limitation, reasonable costs and attorneys' fees in respect of any matter related hereto.

10. BOOKS AND RECORDS; FISCAL YEAR; BANK ACCOUNTS; TAX MATTERS

10.1 Books and Records.

The books and records of the Company shall, at the cost and expense of the Company, be kept and cause to be kept by the Managers, at the principal office of the Company or at such other location as the Managers may from time to time determine. At the reasonable request of a Member, the Company shall provide such Member with reasonable financial statements and the other information regarding the Company and the Business. Notwithstanding the forgoing, however, the Company will distribute to each of the Members, no less frequently than annually,

its income statement, balance sheet and cash flow statement, along with reasonable accompanying footnotes and explanatory notes no later than 90 days after fiscal year end.

10.2 Fiscal Year.

Unless otherwise determined by the Managers, the Company's books and records shall be kept on a December 31 calendar year basis and shall reflect all Company transactions and be appropriate and adequate for conducting the Company's affairs.

10.3 Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Managers. The funds of the Company shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and may be signed by such persons as may be designated by the Managers

10.3 Tax Matters.

It is the intention of the Members that the Company shall be treated as a partnership for all U.S. federal income tax purposes and each Member shall refrain from taking any actions inconsistent with such characterization. The Managers or any officer is hereby authorized to make any such elections and tax filings as may be required to assure such corporate status. The Managers shall jointly act as the "Tax Matters Partner" of the Company within the meaning of section 6231(a)(7) of the Code (or the equivalent position as designated in the Code as revised) and shall act in any similar capacity under applicable state or local tax law. The Tax Matters Partner shall have the discretionary authority to make all tax elections on behalf of the Company and the Members. The Tax Matters Partner shall make all decisions in such capacity in such manner as it determines to be in the best interests of all of the Members. As soon as is practicable after the end of each fiscal year, the Tax Matters Partner shall deliver or cause to be delivered to each Member a copy of the Company tax returns and Schedule K-1 for the Company with respect to such taxable year, together with such information with respect to the Company as shall be necessary for the preparation by such member of its U.S. federal and state income or other tax and information returns. All expenses incurred by the Tax Matters Partner while acting in such capacity shall be paid or reimbursed by the Company.

11. DISSOLUTION

11.1 Events of Dissolution.

The Company shall be dissolved upon the occurrence of any of the following events:

(a) the withdrawal of all Managers unless at least one Manager is replaced as provided in Section 5.2 above;

(b) the election of the Managers, subject to Section 5.6, unanimously to dissolve the Company;

(c) a decree of court; or

(d) the sale or other disposition of all or substantially all of the assets of the Company, after the Company has collected all money and received all other consideration therefor.

11.2 Distribution upon Dissolution.

In the event that the Company is dissolved pursuant to Section 11.1, the assets of the Company shall be distributed in accordance with Section 7.

12. MISCELLANEOUS

12.1 Complete Agreement.

This Agreement and the exhibits hereto constitute the complete and exclusive statement of the agreement regarding the formation of the Company and replace and supersede all prior agreements regarding the formation of the Company.

12.2 Governing Law.

Except where otherwise required under the Act, this Agreement and the rights of the parties hereunder, and all claims, controversies and disputes arising out of the subject matter herein, will be governed by, interpreted, and enforced in accordance with the laws of the State of New York without giving effect to principles of conflicts of law. Any action commenced by any party relating to any of the foregoing shall be commenced in the courts located in the City, County and State of New York.

12.3 Headings.

All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

12.4 Severability.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

12.5 No Third Party Beneficiary.

This Agreement is made solely and specifically for the benefit of the Member and its successors and assigns and no other Persons shall have any rights, interest or claims hereunder or

be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

12.6 Amendment.

(a) Except as otherwise limited by the terms of this Agreement, the Managers shall be entitled to amend this Agreement, without any consent of the Members, provided that such amendment does not (i) modify or change the economic or other rights granted to any Member, provided, however, that the issuance of additional LLC Interests (whether in the form of Units or any other form of equity securities or convertible securities that convert into equity), shall not be deemed to modify or change the economic rights of a Member for purposes of this section 12.6(a); or (ii) modify or change any term(s) of this Agreement that specifies that such term(s) require consent by any of the Members. In the case of either of the foregoing, any such amendment to this Agreement shall require, in addition to the consent of the Members holding a majority (excluding the Units owned by the Initial Founding Members) in the Percentage Interest of the Units.

(b) All such amendments to this Agreement, provided they comply with the provisions of Section 12.6(a), as applicable, must be in writing and signed by the Members and delivered to the Managers which shall file same with the Company's records. A copy of any amendment shall be sent by the Managers to the Members. In the event that a Member refuses to execute a signed amendment that is entered into in compliance with the terms of this Agreement and lawfully under the Act, the requirement for such signature shall be deemed waived.

[REMAINDER OF PAGE INTENTIONALLY OMITTED]

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By: /s/ Danielle Slayton
Name: Danielle Slayton
Title: Manager

Members:

/s/ Danielle Slayton
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ____________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ____________________________
Name: John Edelman
Title: Manager

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By:

____
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ___________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ___________________________
Name: John Edelman
Title: Manager

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By:

____
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ______________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ______________________________
Name: John Edelman
Title: Manager

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By:

____
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ________________________
Name: John Edelman
Title: Manager

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By:

____
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ________________________
Name: John Edelman
Title: Manager

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By: ______________________________
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ______________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ______________________________
Name: John Edelman
Title: Manager

Counterpart Signature Page to the Second Amended and Restated Limited Liability Company Agreement of Fourth and Pride, LLC

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amended and Restated Limited Liability Company Operating Agreement as of the date first written above.

Company

FOURTH & PRIDE, LLC

By: ____________________________
Name: Danielle Slayton
Title: Manager

Members:

____
Danielle Slayton

____
Jesse Weinberg

____
Michael Ferber

____
Kevin Cleary

____
Chad Seewagen

301 F & P, LLC

By: ____________________________
Name: Ihab Massoud
Title: Manager

Well and Good LLC

By: ____________________________
Name: John Edelman
Title: Manager

Counterpart Signature Page to the
Second Amended and Restated
Limited Liability Company Agreement of
Fourth and Pride, LLC

Exhibit A

SCHEDULE OF MEMBERS
FOURTH & PRIDE, LLC

MEMBER NAME	INITIAL CAPITAL CONTRIBUTION	UNITS	PERCENTAGE INTEREST
Well and Good LLC	$350,000	1,120	11.20%
Michael Ferber	$75,000	232	2.32%
Chad Seewagen	$35,000	117	1.17%
Kevin Cleary	$50,000	157	1.57%
301 F&P LLC	$100,000	220	2.20%
Jessie Weinberg	Services & startup cash	4,077	40.77%
Danielle Slayton	Services & startup cash	4,077	40.77%
Totals:	**$610,000**	**10,000**	**100.00%**

Exhibit B

INTELLECTUAL PROPERTY RIGHTS

Trademarks:

- Fourth & Pride™
- Stylized rainbow logo such as depicted on cans of Fourth & Pride products and other materials.